EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	For the years ended December 31,
	2008	2007	2006	2005	2004
Fixed Charges:
Interest Expense (1)	$9,327	$13,393	$14,513	$9,796	$2,817
Capitalized Interest	10,525	6,539	4,650	2,912	883

Total	19,852	19,932	19,163	12,708	3,700

Earnings:
Pre-Tax Income	$(152,541)	$64,283	$38,590	$33,894	$24,859
Fixed Charges	19,852	19,932	19,163	12,708	3,700
Less:
Capitalized Interest	(10,525)	(6,539)	(4,650)	(2,912)	(883)

Total	(143,214)	77,676	53,103	43,690	27,676

Ratio (2)	—	3.90	2.77	3.44	7.48

Fixed Charges	$19,852	$19,932	$19,163	$12,708	$3,700
Preferred Dividends	5,140	2,174	—	—	—

Total	24,992	22,106	19,163	12,708	3,700

Earnings	$(143,214)	$77,676	$53,103	$43,690	$27,676
Ratio (3)	—	3.51	2.77	3.44	7.48

(1)	2005 interest expense excludes $2.6 million of deferred financing costs that were written off in connection with terminated credit facilities.

(2)	For the year ended December 31, 2008, the Company recognized a non-cash ceiling test write-down of its oil and gas properties totaling $266.2 million. As a result, during 2008, earnings were insufficient to cover fixed charges by $163.1 million and therefore no ratio is shown.

(3)	For the year ended December 31, 2008, the Company recognized a non-cash ceiling test write-down of its oil and gas properties totaling $266.2 million. As a result, during 2008, earnings were insufficient to cover fixed charges plus preferred dividends by $168.2 million and therefore no ratio is shown.